UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 1)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                                 US Liquids Inc.
                         -------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                       --------------------------------------
                         (Title of Class of Securities)

                                    902974104
                                    ---------
                      (CUSIP Number of Class of Securities)

                    Wynnefield Partners Small Cap Value, L.P.
                          450 Seventh Avenue, Suite 509
                            New York, New York 10123
                           Attention: Mr. Nelson Obus
                         ------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                              Shahe Sinanian, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200

                                 March 10, 2004
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                         (continued on following pages)


                              (Page 1 of 10 Pages)

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CUSIP No. 902974104                     13D                   Page 2 of 10 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            Wynnefield Partners Small Cap Value, L.P.
            S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON:  13-3688497

--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)   [ ]
                                                              (b)   [X]

--------------------------------------------------------------------------------
      3.    SEC USE ONLY

--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS
            WC (SEE ITEM 3)

--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                           [  ]

--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE

--------------------------------------------------------------------------------
            NUMBER OF                 7.       SOLE VOTING POWER
             SHARES                            260,000 shares (See Item 5)
                             ---------------------------------------------------
          BENEFICIALLY                8.       SHARED VOTING POWER
            OWNED BY                           -0- (See Item 5)
                             ---------------------------------------------------
         EACH REPORTING               9.       SOLE DISPOSITIVE POWER
             PERSON                            260,000 shares (See Item 5)
                             ---------------------------------------------------
              WITH                   10.       SHARED DISPOSITIVE POWER
                                               -0- (See Item 5)

--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            260,000 shares (See Item 5)

--------------------------------------------------------------------------------
      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                       [  ]

--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.6% (See Item 5)

--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            PN


                              (Page 2 of 10 Pages)

--------------------------------------------------------------------------------

CUSIP No. 902974104                     13D                   Page 3 of 10 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            Wynnefield Small Cap Value Offshore Fund, Ltd.
            S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON:  Not Applicable

--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)   [ ]
                                                              (b)   [X]

--------------------------------------------------------------------------------
      3.    SEC USE ONLY

--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS
            WC (SEE ITEM 3)

--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                              [   ]

--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands

--------------------------------------------------------------------------------
            NUMBER OF                 7.       SOLE VOTING POWER
             SHARES                            194,500 shares (See Item 5)
                             ---------------------------------------------------
          BENEFICIALLY                8.       SHARED VOTING POWER
            OWNED BY                           -0- (See Item 5)
                             ---------------------------------------------------
         EACH REPORTING               9.       SOLE DISPOSITIVE POWER
             PERSON                            194,500 shares (See Item 5)
                             ---------------------------------------------------
              WITH                   10.       SHARED DISPOSITIVE POWER
                                               -0- (See Item 5)

--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            194,500 shares (See Item 5)

--------------------------------------------------------------------------------
      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                     [   ]

--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.2% (See Item 5)

--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            CO


                               (Page 3 of 10 Pages)

--------------------------------------------------------------------------------

CUSIP No. 902974104                     13D                   Page 4 of 10 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            Wynnefield Partners Small Cap Value, L.P.I
            S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON:  13-3953291

--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)   [ ]
                                                              (b)   [X]

--------------------------------------------------------------------------------
      3.    SEC USE ONLY

--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS
            WC (SEE ITEM 3)

--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                              [   ]

--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

--------------------------------------------------------------------------------
            NUMBER OF                 7.       SOLE VOTING POWER
             SHARES                            250,500 shares (See Item 5)
                             ---------------------------------------------------
          BENEFICIALLY                8.       SHARED VOTING POWER
            OWNED BY                           -0- (See Item 5)
                             ---------------------------------------------------
         EACH REPORTING               9.       SOLE DISPOSITIVE POWER
             PERSON                            250,500 shares (See Item 5)
                             ---------------------------------------------------
              WITH                   10.       SHARED DISPOSITIVE POWER
                                               -0- (See Item 5)

--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            250,500 shares (See Item 5)

--------------------------------------------------------------------------------
      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                     [   ]

--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.5% (See Item 5)

--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            PN


                              (Page 4 of 10 Pages)

--------------------------------------------------------------------------------

CUSIP No. 902974104                     13D                   Page 5 of 10 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            Wynnefield Capital Management LLC
            S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON:  Not Applicable

--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)   [ ]
                                                              (b)   [X]

--------------------------------------------------------------------------------
      3.    SEC USE ONLY

--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS
            AF (SEE ITEM 3)

--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                              [   ]

--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            New York

--------------------------------------------------------------------------------
            NUMBER OF                 7.       SOLE VOTING POWER
             SHARES                            510,500 shares (See Item 5)
                             ---------------------------------------------------
          BENEFICIALLY                8.       SHARED VOTING POWER
            OWNED BY                           -0- (See Item 5)
                             ---------------------------------------------------
         EACH REPORTING               9.       SOLE DISPOSITIVE POWER
             PERSON                            510,500 shares (See Item 5)
                             ---------------------------------------------------
              WITH                   10.       SHARED DISPOSITIVE POWER
                                               -0- (See Item 5)

--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            510,500 shares (See Item 5)

--------------------------------------------------------------------------------
      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                     [   ]

--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            3.1% (See Item 5)

--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            OO (Limited Liability Company)


                               (Page 5 of 10 Pages)

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CUSIP No. 902974104                     13D                   Page 6 of 10 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            Wynnefield Capital, Inc.
            S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON:  N/A

--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)   [ ]
                                                              (b)   [X]

--------------------------------------------------------------------------------
      3.    SEC USE ONLY

--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS
            AF (SEE ITEM 3)

--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                              [   ]

--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands

--------------------------------------------------------------------------------
            NUMBER OF                 7.       SOLE VOTING POWER
             SHARES                            194,500 shares (See Item 5)
                             ---------------------------------------------------
          BENEFICIALLY                8.       SHARED VOTING POWER
            OWNED BY                           -0- (See Item 5)
                             ---------------------------------------------------
         EACH REPORTING               9.       SOLE DISPOSITIVE POWER
             PERSON                            194,500 shares (See Item 5)
                             ---------------------------------------------------
              WITH                   10.       SHARED DISPOSITIVE POWER
                                               -0- (See Item 5)

--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            194,500 shares (See Item 5)

--------------------------------------------------------------------------------
      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                     [   ]

--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.2% (See Item 5)

--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            CO


                               (Page 6 of 10 Pages)

     This Amendment No. 1 ("Amendment No. 1") amends the Statement of Beneficial Ownership on Schedule 13D, filed by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I"), Wynnefield Small Cap Offshore Fund, Ltd. (the "Fund"), Wynnefield Capital Management, LLC ("WCM") and Wynnefield Capital, Inc. ("WCI" and, collectively with the Partnership, the Partnership-I, the Fund and WCM, the "Wynnefield Group"), with the Securities and Exchange Commission (the "Commission") on January 12, 2004 (the "Schedule 13D"), with respect to the shares of common stock, par value $0.01 per share, of U S Liquids, Inc., a Delaware corporation with its principal executive offices located at 411 N. Sam Houston Parkway East, Suite 400, Houston, Texas 77060-3545. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.

ITEM 4.  PURPOSES OF TRANSACTION.

     The response to Item 4 is hereby supplemented and amended by adding thereto the following:

     On March 10, 2004, the Wynnefield Group sold an aggregate of 365,000 shares of Common Stock on the open market at market price. The sales of Common Stock of March 10, 2004 resulted in the Wynnefield Group beneficially owning less than 5% of the total outstanding shares of Common Stock of the Issuer.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

The response to Item 5 is hereby amended in its entirety by the following:

(A) - (C) As of March 10, 2004, the Wynnefield Group beneficially owned in the aggregate 705,000 shares of Common Stock, constituting approximately 4.3 % of the outstanding shares of Common Stock (the percentage of shares owned being based upon 16,233,149 shares outstanding on December 10, 2003, as set forth in the Issuer's most recent report on Form 10-Q for the period ended September 30, 2003 filed with the Commission on January 6, 2004). The following table sets forth certain information with respect to shares of Common Stock directly beneficially owned by the Wynnefield Group members listed:


                                                             APPROXIMATE
                                            NUMBER OF        PERCENTAGE OF
              NAME                          SHARES           OUTSTANDING SHARES
              ----                          ------           ------------------
              Partnership *                 260,000          1.6%
              Partnership-I *               250,500          1.5%
              Fund **                       194,500          1.2%

     * WCM has an indirect beneficial ownership interest in these shares of Common Stock.

     ** WCI has an indirect beneficial ownership interest in these shares of Common Stock.


                              (Page 7 of 10 Pages)

     WCM is the sole general partner of the Partnership and Partnership-I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that the Partnership and Partnership-I beneficially own. WCM, as the sole general partner of the Partnership and Partnership-I, has the sole power to direct the voting and disposition of the shares of Common Stock that the Partnership and Partnership-I beneficially own.

     Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange
Act) of the shares of Common Stock that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a co-managing member of WCM, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

     WCI is the sole investment manager of the Fund and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that the Fund beneficially owns. WCI, as the sole investment manager of the Fund, has the sole power to direct the voting and disposition of the shares of Common Stock that the Fund beneficially owns. Messrs. Obus and Landes are the principal executive officers of WCI and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a principal executive officer of WCI, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCI may be deemed to beneficially own.

     Beneficial ownership of shares of Common Stock shown on the cover pages of and set forth elsewhere in this Amendment No. 1 for each member of the Wynnefield Group assumes that they have not formed a group for purposes of
Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Group were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 705,000 shares of Common Stock, constituting approximately 4.3% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 16,233,149 shares outstanding on December 10, 2003, as set forth in the Issuer's most recent report on Form 10-Q for the period ended September 30, 2003, filed with the Commission on January 6, 2004).

     The filing of this Amendment No. 1 and any future amendment by the Wynnefield Group, and the inclusion of information herein and therein with respect to Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

     To the best knowledge of the Wynnefield Group, except as described in this Amendment No. 1, none of the Wynnefield Group, any person in control (ultimately or otherwise) of the Wynnefield Group, any general partner, executive officer or director thereof, as applicable, beneficially owns any shares of Common Stock, and except as set forth in the table below, there


                              (Page 8 of 10 Pages)
have been no transactions in shares of Common Stock affected during the past 60 days, by the Wynnefield Group, any person in control of the Wynnefield Group (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the Wynnefield Group may beneficially own shares of Common Stock, including shares that may be held in discretionary or advisory accounts with the Wynnefield Group; and the Wynnefield Group, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Common Stock, including transactions that may have occurred during the past 60 days.

     The members of the Wynnefield Group listed below have made open market sales of shares of Common Stock during the past 60 days, as follows:



Name                  Date                                Number of Shares      Price Per Share
----                  ----                                ----------------      ---------------
Partnership           March 10, 2004                      130,000               $0.02

Partnership - I       March 10, 2004                      140,000               $0.02

Fund                  March 10, 2004                      95,000                $0.02
Fund                  March 8, 2004                       130,000               $0.03



     (d) No person, other than each of the members of the Wynnefield Group referred to as the direct beneficial owner of the shares of Common Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

     (e) The sales of Common Stock on March 10, 2004 resulted in the Wynnefield Group beneficially owning less than 5% of the total outstanding shares of Common Stock of the Issuer.


                              (Page 9 of 10 Pages)

                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 1 is true, complete and correct.

Dated:  March 15, 2004

                               WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

                               By: Wynnefield Capital Management, LLC,
                                   General Partner


                               By:  /s/  Nelson Obus
                                    --------------------------------------------
                                   Nelson Obus, Co-Managing Member


                               WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

                               By: Wynnefield Capital Management, LLC,
                                   General Partner

                               By:  /s/  Nelson Obus
                                    --------------------------------------------
                                    Nelson Obus, Co-Managing Member


                               WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

                               By: Wynnefield Capital, Inc.

                               By:  /s/  Nelson Obus
                                    --------------------------------------------
                                    Nelson Obus, President


                               WYNNEFIELD CAPITAL MANAGEMENT, LLC

                               By:   /s/  Nelson Obus
                                    --------------------------------------------
                                    Nelson Obus, Co-Managing Member


                               WYNNEFIELD CAPITAL, INC.

                               By:  /s/  Nelson Obus
                                    --------------------------------------------
                                    Nelson Obus, President


                             (Page 10 of 10 Pages)